CITIC Securities International USA, LLC

(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Financial Condition
Pursuant to the Securities Exchange Act of 1934, Rule 17a-5
December 31, 2017
(With Independent Auditor's Report Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68887

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CITIC Securities International USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas 15th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Holub 212.549.5062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Yan Wu and William Holub, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of CITIC Securities International USA, LLC, as of December 31, 2017, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Yan Wu
Chief Executive Officer

William Holub
Chief Financial Officer

GUAN WU YE
Notary Public, State of New York
Registration #01YE6344548
Qualified In Queens County
Commission Expires July 5, 2020

Guanwu Ye 2/26/2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Member's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A Management Statement Regarding Exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITIC Securities International USA, LLC

(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

December 31, 2017

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Shareholder of CITIC Securities International USA, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of CITIC Securities International USA, LLC as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2018

We have served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us


CITIC Securities International USA, LLC

(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Financial Condition

December 31, 2017

(U.S. dollars in thousands)

ASSETS


Cash and cash equivalents	$	842
Receivables:		
Clearing firm		843
Affiliates		308
Securities owned, at fair value		14,974
Furniture and equipment, net of accumulated depreciation of $3		8
Other assets		25
Total assets	**$**	**17,000**


LIABILITIES AND MEMBER'S EQUITY


Payables to affiliates	$	37
Accrued compensation and benefits		106
Loans payable to affiliates		11,031
Accrued expenses and other liabilities		819
Total liabilities	**$**	**11,993**

Commitments and contingencies, Note 11

Member's equity		5,007
Total liabilities and member's equity	**$**	**17,000**


The accompanying notes are an integral part of this Statement of Financial Condition.

2


CITIC Securities International USA, LLC

(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2017

(U.S. dollars in thousands unless otherwise noted)

(1) Business Description and Organization

CITIC Securities International USA, LLC (the "Company") is a wholly-owned subsidiary of CLSA Americas Holdings, Inc. (the "Parent", f/k/a CSI USA Securities Holding Inc.), which is wholly-owned by CLSA BV ("CLSA"), which is wholly-owned by CITIC Securities International Company Limited ("CITIC"). The Company is a single member Limited Liability Company ("LLC") with the Parent, a Delaware corporation, as the sole member. The Company is a regulated member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage services in U.S. Treasuries to institutional investors.

In May 2017 the Company became an indirect wholly-owned subsidiary of CLSA when CITIC contributed the stock of the Parent to CLSA as part of a corporate restructuring to bring all U.S. group entities into one consolidated financial group.

In May 2017 the Company received approval from FINRA to transfer its equity brokerage activities to CLSA Americas, LLC ("CLSAA"), an affiliated broker-dealer under common control of the Parent.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, and overnight demand deposits that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value.

(d) Loss Contingencies

With respect to all significant matters, the Company considers the likelihood of a negative outcome. If the Company determines the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the matter. If the likelihood of a negative outcome is at least reasonably possible, and no accrual for an estimated loss has been made or an exposure to loss exists in excess of the amount accrued, the Company discloses that fact together with the estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made.

(e) *Income Taxes*

The Company is a Limited Liability Company which is a disregarded entity for U.S. tax purposes. The Company's income (loss) is included in the Parent's U.S. corporate income tax returns with the Parent taxed as a C corporation. In prior years the Company had used the separate return method to allocate income taxes, but beginning in 2017 the Company is applying a modified benefit-for-loss method. This means income taxes are generally calculated as if the Company files on a separate return basis, but the net operating loss or other tax attributes of the Company are characterized as realized or realizable when such attributes are realized or realizable by the consolidated tax group, even if the Company would not otherwise have realized the attributes on a stand-alone basis. The amount of the current tax benefit is recorded as a receivable from the Parent. During 2017 the Company changed its tax allocation policy which management has concluded did not result in a material change.

Deferred income taxes are recorded for the effects of temporary differences between the reported amounts in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the Company's future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense to be recognized is measured as the amount of expense that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

See *Note 5*, Income Taxes, for additional detail.

(f) *Securities Owned, at fair value*

Trading investments are stated at fair value with unrealized gains and losses reported in net income. Realized gains and losses on the sale of investments are included in income on a trade date basis.

See *Note 4*, Fair Value, for additional detail.

(g) *Employee Benefit Plan*

The Company's contributions to the defined contribution plan are predetermined by the terms of the plan, which outline the amount to be contributed for each employee for each year.

See *Note 7*, Employee Benefit Plans, for additional detail.

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2017

(U.S. dollars in thousands unless otherwise noted)

(h)   Deferred Compensation

In 2017 the Company changed its accounting policy on deferred compensation, and now amortizes all deferred compensation on a straight-line method over the life of the award. In prior years awards were partially recognized at the time of bonus grant/payment with the remaining balance recognized over the vesting period. Management has concluded this did not result in a material change.

See *Note 10*, Deferred Compensation, for additional detail.

(i)   Receivables from Clearing Firm

Securities transactions are cleared through the Company's clearing firm on a fully-disclosed basis. Receivables from clearing firm include commissions earned on these transactions less costs charged by the clearing firm to settle these transactions. Receivables from clearing firm also include cash or deficit cash balances in the Company's proprietary accounts at the clearing firm, and a $500 cash clearing deposit.

(j)   Furniture and Equipment

The Company's policy is to capitalize furniture, equipment and software with a cost greater than $2. The Company depreciates its capitalized assets over the estimated useful life, which typically ranges from 3 to 5 years.

(3)   Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers. The amendment is effective retrospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2017. The Company adopted the guidance as of January 1, 2018.

In February 2016 the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02. Leases. The amendment is effective under the modified retrospective transition approach for fiscal years (and interim reporting periods within those years) beginning after December 15, 2018. Management is currently evaluating the impact that the adoption of this standard will have on our financial statements.

In August 2016, the FASB issued Accounting Standard Update 2016-15, Statement of Cash Flows (Topic 230), a consensus of the FASB's Emerging Issues Task Force. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. On November 17, 2016, the FASB issued ASU 2016-18, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The Company will adopt this new guidance for the fiscal year ending December 31, 2018.

(4)   Fair Value

FASB Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2017

(U.S. dollars in thousands unless otherwise noted)

- Level 1 – Quoted prices in active markets for identical assets or liabilities as of the reported date.

- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU 2010-6") requires the following disclosures: significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and additional disclosures in the reconciliation of Level 3 activity including information on gross basis for purchases, sales, issuances and settlements. The Company's policy is to recognize transfers between levels at year-end. For the year ended December 31, 2017, the Company did not have any such transfers.

The table below presents the carrying value of the Company's financial instruments at fair value. The table excludes the values of non-financial assets and liabilities.

	Level 1	Level 2	Level 3	Total
U.S. Treasury securities	-	$14,974	-	$14,974
Total assets measured at fair value	**-**	**$14,974**	**-**	**$14,974**

Following is a description of the fair value methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

U.S. Treasury securities: The Company holds U.S. treasury securities, which are deposited with the Company's clearing firm. These securities are valued based on quoted yields in secondary markets and are thus included in Level 2 of the valuation hierarchy.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments as recognized on the Statement of Financial Condition approximates their carrying value because they have limited counterparty credit risk and are short-term replaceable on demand or bear interest at market rates.

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$ 842	-	-	842
Receivables-Clearing Firm	-	843	-	843
Receivables-Affiliates	-	308	-	308
Total assets	**$ 842**	**1,151**	**-**	**1,993**

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Payables-Affiliates	-	37	-	37
Total liabilities	**$ -**	**37**	**-**	**37**

(U.S. dollars in thousands unless otherwise noted)

(5) Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are associated with bonuses that are not currently deductible for tax purposes, depreciation not currently deductible for tax purposes, accrued expenses, deferred rent and net operating loss carryforward. The tax effect of significant items comprising the net deferred tax asset is as follows:

Deferred tax asset:		
Compensation	$	82
Accrued expenses		167
Net operating loss and other carryforward		4,748
Valuation Allowance		(4,997)
Net deferred tax asset	**$**	**-**

As the Company continues to recognize losses, Management has established a full valuation allowance of $4,997 against the deferred tax asset, as it is more likely than not that the deferred tax asset will not be realizable. For the year ended December 31, 2017 the Valuation Allowance decreased by $6,171.

On December 22, 2017 the U.S. government enacted the Tax Cuts and Jobs Act ("TCJA"). TCJA is effective January 1, 2018, and among other changes reduces the maximum Federal corporate statutory tax rate from 34% to 21% and extended the carryforward period beyond 20 years for loss carryforwards generated from 2018 onwards. On the same date as the TCJA, the SEC issued Staff Accounting Bulletin No. 118, which specifies that reasonable estimates of the income tax effects of the Tax Act should be used, if determinable. The Company has accounted for the effects of the Tax Act using reasonable estimates based on currently available information and its interpretations thereof. This accounting may change due to, among other things, changes in interpretations the Company has made and the issuance of new tax or accounting guidance. U.S. GAAP requires that the effects of a change in tax rate from revaluing deferred tax assets be recognized upon enactment, such change had no material impact on the results of the Company for the year ended December 31, 2017.

The principal reasons for the difference between the effective tax rates and the 2017 Federal corporate statutory tax rate of 34% are the valuation allowance established against the deferred tax asset, non-deductibility of travel and entertainment expenses and state taxes.

The Company's Parent is subject to taxation in the United States and various state and local jurisdictions. As of December 31, 2017, the Company's tax returns for 2011 to 2016 are subject to examination by Federal, state and local tax authorities. As of December 31, 2017 and 2016, the Company has no amount of unrecognized tax benefits. For the year ended December 31, 2017 the Company has not recognized any amounts associated with unrecognized tax benefits.

As of December 31, 2017 the Company has a Federal net operating loss carryforward of $19,898 which begin to expire in 2034.

As of December 31, 2017 the Company has State and Local net operating loss carryforwards of $11,722 which begin to expire in 2026.

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2017

(U.S. dollars in thousands unless otherwise noted)

(6)   Related Party Transactions

All transactions with related parties are settled in the normal course of business.

Expenses are allocated to the Company by CLSAA and were allocated to the Company during the year through May 2017 by CITIC in accordance with Service Level Agreements. The services provided to the Company primarily relate to middle and back office services. The related payable of $38 is included in Payables to affiliates.

The Company allocated expenses to the Parent during the year through May 2017 for back office and administrative services. There is no related receivable.

Certain expenses of the Company incurred in the normal course of business are paid by CLSA Limited and other affiliates. The related payable of $4 is included in Payables to affiliates. Certain expenses of the Company's affiliates and Parent incurred in the normal course of business are paid by the Company. The related receivable of $9 is netted in Payables to affiliates.

The Company has a $200,000 uncommitted revolving credit facility (the "Credit Facility") with CLSA Finance Limited, an affiliate, with no established maturity date. The Credit Facility is available for the Company's business purposes, and the Company can draw directly under the Credit Facility. The Credit Facility includes customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans accelerated and/or lender's commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency- or bankruptcy-related events of default, all amounts payable under the Credit Facility would automatically become immediately due and payable, and the lender's commitments would automatically terminate. Amounts under the Credit Facility may be borrowed, repaid and re-borrowed by the Company from time to time. Voluntary prepayments by the Company are permitted at any time without fee. Borrowings under the Credit Facility bear interest at a prevailing market rate to be agreed between the parties from time to time.

During the year ended December 31, 2017, the Company drew upon the Credit Facility with the maximum drawn $11,000 and annual interest rates ranging from 2.378% to 2.990%. As of December 31, 2017, the Company has outstanding loans of $10,000 at an annual interest rate of 2.990% and $1,000 at an annual interest rate of 2.896% with total interest payable of $31, presented in Loans payable to affiliates on the Statement of Financial Condition. These loans mature February 28, 2018.

As part of the Parent's 2017 corporate restructuring, certain sales employees previously employed by the Company were offered employment with CLSAA. As many of these employees had deferred cash compensation issued by the Company, and CLSAA has agreed to make these payments pursuant to issuance conditions (see *Note 10*, Deferred Compensation), the Company paid CLSAA for the deferred compensation liability of $224 at the time of transfer and CLSAA will continue to accrue these liabilities through vesting dates. There is no related payable.

Beginning in June 2017, the Company entered into a sub-lease agreement with CLSAA to rent a portion of CLSAA's office space. The related payable of $4 is included in Payables to affiliates.

During the year, the Company earned commission revenue from affiliates on U.S. clients' overseas trades executed with affiliates and paid a share of the associated clearance and settlement fees, as the Company bore the cost of the U.S. based sales and marketing employees covering these clients. There was no related receivable or payable.

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2017

(U.S. dollars in thousands unless otherwise noted)

(7) Employee Benefit Plans

The Company sponsors a defined contribution plan. The 401(k) savings plan allows participants to make before-tax contributions from 1% to 100% of their compensation, subject to the maximum allowable contribution as established by the Internal Revenue Code. The Company makes matching contributions, which will not exceed more than a total of 6% of the employee's eligible compensation. Participants are immediately vested in their contributions, earnings thereon, and employer match in the plan.

Accrued compensation and benefits contained a liability of $0.

(8) Regulatory Requirements

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC Exchange Act. The Company computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital, as defined, exceed $250. As of December 31, 2017, the Company had net capital of $4,666 which was $4,416 in excess of the minimum net capital requirement of $250. Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and FINRA.

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii) as all domestic transactions are cleared through another U.S. broker-dealer on a fully disclosed basis.

(9) Risk Management

(a) Customer Activities

In the normal course of business, the Company's brokerage activities involve the execution of various customer securities trades, which may expose the Company to off-balance sheet risk by requiring the Company to purchase or sell securities at prevailing market prices in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a DVP/RVP basis.

In accordance with industry practice, the Company records customer transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The risks assumed by the Company in connection with these transactions are not currently expected to have a material adverse effect upon the Company's financial condition or results of operations.

(b) Other Counterparties

The Company is engaged in various brokerage activities on behalf of clients. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of the instrument.

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2017

(U.S. dollars in thousands unless otherwise noted)

(c) *Market Risk*

Market risk is defined as the exposure to adverse changes in the market value of a security due to the change in the values of various risk factors. The four standard market risk categories are equity, interest rate, currency and commodity.

The Company does not engage in proprietary trading activities. As such, the Company does not hold overnight positions.

In the course of broking the Company will, from time to time, facilitate customer orders that result in market risk exposures. The Company manages the market risks associated with these activities by completing the transactions in a short period of time in a trading day. In addition, such transactions are monitored through a variety of risk measures and techniques, by establishing intra-day limits and by monitoring exposures and limits on a daily basis.

(10) Deferred Compensation

The Company issues cash-based deferred compensation to employees, at its discretion. Vesting is generally conditional upon the eligible employees' continued employment with the Company during the vesting period(s), with vesting periods generally ranging from one to three years and accelerated vesting of awards in certain circumstances. Deferred compensation expense is recognized over the vesting period(s).

As of December 31, 2017, the Company had accrued deferred compensation liabilities of $52, included in Accrued compensation and benefits on the Statement of Financial Condition. The amount of unvested deferred compensation commitments which are not accrued as of December 31, 2017 was $2.

(11) Commitments and Contingencies

As of December 31, 2017, future minimum lease payments due under operating leases are approximately as follows:

Year Ending December 31,	Minimum Lease Payments Due
2018	$ 50
2019	50
2020	50
2021	50
2022	50
Thereafter	8
Total	**258**

(12) Subsequent Events

We evaluated subsequent events through February 28, 2018, the date the financial statements were available to be issued. No subsequent events were identified that require adjustment in the financial statements.